SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

AXONICS MODULATION TECHNOLOGIES, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

05465P101

(CUSIP Number)

Patrick G. Enright

Managing Member

Longitude Capital Partners III, LLC

2740 Sand Hill Road, 2nd Floor

Menlo Park, CA 94025

(650) 854-5700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 10, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 05465P101	13D

1	NAMES OF REPORTING PERSONS Longitude Capital Partners III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,955,333 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,955,333 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,955,333 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.9%(2)
14	TYPE OF REPORTING PERSON (see instructions) OO

(1)

All shares are held of record by LVPIII (as defined in Item 2(a) below). LCPIII (as defined in Item 2(a) below) is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker, a member of the Issuer’s board of directors, are the managing members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)

Based on 39,523,037 shares of Common Stock outstanding as of August 3, 2020, as reported by the Issuer in its quarterly report on Form 10-Q, as filed with the Securities and Exchange Commission on August 6, 2020 (the “Form 10-Q”)

CUSIP No. 05465P101	13D

1	NAMES OF REPORTING PERSONS Longitude Venture Partners III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,955,333 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,955,333 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,955,333 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.9%(2)
14	TYPE OF REPORTING PERSON (see instructions) PN

(1)

All shares are held of record by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker, a member of the Issuer’s board of directors, are the managing members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 39,523,037 shares of Common Stock outstanding as of August 3, 2020, as reported by the Issuer in its Form 10-Q.

CUSIP No. 05465P101	13D

1	NAMES OF REPORTING PERSONS Patrick G. Enright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,955,333 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,955,333 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,955,333 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 4.9%(2)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

All shares are held of record by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker, a member of the Issuer’s board of directors, are the managing members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities.

(2)	Based on 39,523,037 shares of Common Stock outstanding as of August 3, 2020, as reported by the Issuer in its Form 10-Q.

CUSIP No. 05465P101	13D

1	NAMES OF REPORTING PERSONS Juliet Tammenoms Bakker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 27,500 (1)
	8	SHARED VOTING POWER 1,956,359 (2)
	9	SOLE DISPOSITIVE POWER 27,500 (1)
	10	SHARED DISPOSITIVE POWER 1,956,359 (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,983,859 (1)(2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.0%(3)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)

Consists of (a) 9,167 shares held directly by Juliet Tammenoms Bakker and (b) 18,333 shares of Common Stock subject to stock options granted to Juliet Tammenoms Bakker in her capacity as a director of the Issuer that are exercisable as of the date of filing of this Amendment or within 60 days thereafter.

(2)

Consists of (a) 1,955,333 shares held of record by LVPIII. LCPIII is the general partner of LVPIII and may be deemed to have voting, investment and dispositive power with respect to these securities. Patrick G. Enright and Juliet Tammenoms Bakker, a member of the Issuer’s board of directors, are the managing members of LCPIII and may each be deemed to share voting, investment and dispositive power with respect to these securities; and (b) 1,026 shares held by a trust (the “Tammenoms Bakker Trust”), Juliet Tammenoms Bakker is the Investment Trustee of the Tammenoms Bakker Trust and may be deemed to share voting and dispositive power with regard to the shares held by it.

(3)

Based on 39,541,370 shares outstanding, consisting of (a) 39,523,037 shares of Common Stock outstanding as of August 3, 2020, as reported by the Issuer in its Form 10-Q, plus (b)18,333 shares of Common Stock subject to stock options granted to Juliet Tammenoms Bakker in her capacity as a director of the Issuer that are exercisable as of the date of filing of this Amendment or within 60 days thereafter.

Item 1.	Security and Issuer.

This joint statement on Schedule 13D/A (this “Statement”) is filed with respect to the common stock, par value $0.0001 per share (“Common Stock”), of Axonics Modulation Technologies, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 26 Technology Drive, Irvine, California 92618.

Item 2.	Identity and Background.

Item 2 of the Original Schedule 13D is hereby amended to add the following language:

(a) This Amendment No. 1 (“Amendment”) amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “Commission”) on November 9, 2018 (the “Original Schedule 13D”). This Statement is being filed by Longitude Venture Partners III, L.P. (“LVPIII”), Longitude Capital Partners III, LLC (“LCPIII”, and together with LVPIII, the “Reporting Entities”) and Patrick G. Enright (“Enright”) and Juliet Tammenoms Bakker, a member of the Issuer’s board of directors (the”Board”) (“Tammenoms Bakker” and together with Enright, the “Managing Members”). The Reporting Entities and Managing Members are collectively referred to as the “Reporting Persons.” The agreement among the Reporting Persons to file jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act was attached to the Original Schedule 13D as Exhibit 1. Each Reporting Person disclaims beneficial ownership of all securities reported in this Statement except to the extent of such Reporting Person’s pecuniary interest therein, other than those securities reported herein as being held directly by such Reporting Person. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13D remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D is hereby amended to add the following language:

On December 26, 2018 Tammenoms Bakker, in her capacity as a member of the Board, was granted an option to purchase 5,000 shares of the Issuer’s Common Stock and awarded 2,500 restricted stock units, pursuant to the Issuer’s Omnibus Incentive Plan (the “Incentive Plan”).

On June 27, 2019, Tammenoms Bakker, in her capacity as a member of the Board, was granted an option to purchase 3,333 shares of the Issuer’s Common Stock and awarded 1,667 restricted stock units, pursuant to the Incentive Plan.

On August 2, 2019, Tammenoms Bakker, in her capacity as a member of the Board, was granted an option to purchase 10,000 shares of the Issuer’s Common Stock and awarded 5,000 restricted stock units, pursuant to the Incentive Plan.

Item 5.	Interest in Securities of the Issuer.

Item 3 of the Original Schedule 13D is hereby amended to add the following language:

(a) and (b) See Items 7-11 of the cover pages of this Statement and Item 2 above.

(c) On August 10, 2020, LVPIII effected a pro rata distribution without additional consideration of 978,000 shares of Common Stock to (i) LCPIII, its general partner and (ii) its limited partners (the “Distribution”). LCPIII, then effected a pro rata distribution without additional consideration of the shares that it received in connection with the Distribution to its members.

On August 12, 2020, Tammenoms Bakker sold 2,393 shares of Common Stock at a weighted average price per share of $43.2186, for aggregate proceeds of approximately $103,422.11.

On August 18, 2020, Enright sold 3,419 shares of Common Stock at a weighted average price per share of $43.6392, for aggregate proceeds of approximately $149,202.42.

Item 7.	Material to be Filed as Exhibits.

Exhibit 5: 2018 Omnibus Incentive Plan (filed as Exhibit 10.8 to the Issuer’s Registration Statement on Form S-1/A as filed with the Commission on October 22, 2018 (SEC File No. 333-227732) and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 20, 2020

LONGITUDE VENTURE PARTNERS III, L.P.

By:	LONGITUDE CAPITAL PARTNERS III, LLC
Its:	General Partner

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

LONGITUDE CAPITAL PARTNERS III, LLC

By:	/s/ Patrick G. Enright
Patrick G. Enright, Managing Member

/s/ Patrick G. Enright
Patrick G. Enright

/s/ Juliet Tammenoms Bakker
Juliet Tammenoms Bakker